Exhibit 1.05

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Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

CDC Software’s Ross ERP Helps U.K. Food Manufacturer Grow Net Profit 82 Percent and Increase
Revenue 73 Percent in 2007

Ross ERP Aids KK Fine Foods in Achieving Prestigious Grade A BRC Food Safety Accreditation

HONG KONG, ATLANTA –May 28, 2008 — CDC Software, a wholly-owned subsidiary of CDC Corporation and a provider of industry-specific enterprise software applications and business services, announced today that its ROSS ERP applications have helped KK Fine Foods achieve an 82 percent increase in net profit before tax and achieve a 73 percent increase in revenue in 2007.

KK Fine Foods also cites Ross ERP for helping them accomplish better alignment between the strategic direction of the company and daily operations throughout the company.

Prior to deploying ROSS ERP, KK Fine Foods lacked an integrated real-time view of its operations. A significant volume of valuable information was being collected from orders, raw material planning and production scheduling, however, these disparate systems rendered the information virtually useless in support of centralized coordination. The challenge was further compounded by the complexity of the food manufacturing business, where KK Fine Foods had more than 60 products at the time (more than 290 now), each with multiple components. Managing this manufacturing process was difficult and the information output was often inaccurate. As a result, KK Fine Foods was not able to react competitively to rapid changes in demand, seasonal modifications or changes to recipe content.

ROSS ERP helped enable KK Fine Foods to gain enterprise-wide visibility and a clear view of supply chain, inventory and forecasting functions, as well as the ability to execute fast and effective track and trace exercises.

According to Graham Jackson, chairman, KK Fine Foods Plc, “Our enterprise resource planning solution is now at the core of our company, underpinning our entire organization from financial and sales order processing to production and distribution. In addition to achieving the highest grade of British food safety traceability accreditation, we have cut overhead costs and reduced product wastage. The system has also enabled us to minimize errors in production, streamline planning and has given us the ability to more effectively manage our expensive cold storage facilities.”

The company now has a fully integrated ERP system. The primary result is that there is now improved alignment between the strategic direction of the company and what is actually happening from an operational standpoint. Additionally, profitability and day-to-day operational efficiency can be monitored; duplication of effort, resources and data has been largely eliminated; visibility has been gained across the company’s supply chain; and key performance indicators can be more clearly defined and monitored. The company can also identify the yields and profitability from each recipe in order to assess margins and streamline operations, while at the same time continuing to meet the stringent demands of supermarkets and wholesalers who are demanding the best service, accountability and traceability from their suppliers.

Since implementing Ross ERP, KK Fine Foods has realized true end-to-end online visibility of its products, minimizing the risks associated with food safety and reducing the impact of product recalls on the customer. The company has also achieved the prestigious Grade A BRC Food Safety Traceability Accreditation.

According to KK Fine Foods, Ross ERP has directly contributed to the following performance improvements:

•	A three-fold increase in revenue since the Ross ERP implementation

•	15 percent reduction in production wastage

•	73 percent increase in revenue in 2007

•	82 percent increase in net profit before tax in 2007

•	Increased product production portfolio from 60 products in 2003 to 290 products today

•	Achieved the prestigious Grade A BRC Food Safety Traceability Accreditation

Overall, the business processes at KK Fine Foods have been significantly streamlined across the entire organization and the system has helped KK Fine Foods move a step further towards its goal of being a “just-in-time” production facility.

“We were delighted when we learned of our client reaping such significant rewards since implementing our software solutions,” said Bruce Cameron, senior vice president, Global Sales,CDC Software.

“We are now working with KK Fine Foods to implement our CDC Factory solution that is expected to help further improve KK Fine’s profitability by enabling performance improvements on the factory floor.”

With annual revenue of more than £12 million (U.S.$23.7 million), KK Fine Foods is now one of the largest innovative frozen foods manufacturers in the U.K. The company has grown almost six fold since 2000, from producing 60 products in 2003, to now having 10production lines producing more than 290 different types of product every month for its customers across the UK and Europe.

About ROSS Enterprise ERP for Food and Beverage

Ross Enterprise is CDC Software’s comprehensive suite of applications for food and beverage manufacturers.  The suite of applications includes enterprise resource management (ERP), supply chain management (SCM), warehouse management, customer relationship management, real time performance management and business analytics.  Together, these systems address the unique challenges in food and beverage including the need for detailed product costing and profitability analysis, management of pricing and promotions, optimized forecasting and scheduling, improved order fulfillment and customer service, inventory optimization with minimal spoilage, and compliance with food safety regulations and mock recalls.  Ross Enterprise is used worldwide by over 1,200 companies including Boar’s Head, Kerry Ingredients, Cheesecake Factory, Pez Candies, Nellson Nutraceuticals, Hilmar Cheese, Michael Angelo’s and Litehouse Foods. For more information, visit www.rossinc.com.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management ,warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation and is ranked number 12 on the MBT  2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of our products to help, and our beliefs with respect to, increases in turnover, efficiency, achieve goals, and awards and accreditations, our beliefs regarding the ability of our products to help accomplish the alignment of strategy and operations, reduce waste, introduce more products, help enable enterprise-wide visibility and clearly view the supply chain, inventory and forecasting functions, execute fast and effective track and trace exercises, our beliefs regarding the functionality of our products and the effects thereof on our customers’ businesses, including their ability to monitor operations, reduce duplication of efforts, data and resources, establish performance factors, help reduce overhead, minimize errors in productions, stream-line planning, manage cold storage facilities, identify yields and profitability, assess margins, meet customer demands and realize end to end visibility, our beliefs regarding the ability of our customers to attract new business that would otherwise not be attainable without our applications, the ability to increase cost accuracy and audit performance, the ability to handle large volume of information, to handle recalls quickly, to make better decisions and to grow a customer’s business, statements relating to our customers’ plans to expand functionality and purchase new applications from us, the ability to provide improved recipe management, solve business and regulatory challenges successfully, the ability to take full advantage of IT investment, produce a higher quality product and improve the way our customer’s do business, the ability of Ross Enterprise reducing time for mock recalls, improved quality audits, meeting regulatory requirements and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances.  There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the process manufacturing industry; the continued support of our existing customers; the continued ability of Ross Enterprise  solutions to address industry-specific requirements of companies in the process manufacturing industry; demand for and market acceptance of new and existing Ross Enterprise  solutions; development of new functionalities which would allow process manufacturers to compete more effectively and changes in the type of information required to compete in the process manufacturing industry. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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